Mail Stop 3561

February 19, 2009

Maxine Clark
Chairman of the Board and Chief Executive Bear
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114

> **Re: Build-A-Bear Workshop, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2007**
> **Filed March 13, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 27, 2008**
> **Filed November 6, 2008**
> **File No. 001-32320**

Dear Ms. Clark:

We have reviewed your letter dated February 6, 2009 and have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 29, 2007

Notes to Consolidated Financial Statements

Note 19. Segment Information, page 63

1.   We have reviewed your response to comment 8 in our letter dated December 30, 2008 and note that you have determined that four geographic regions (Europe plus three regions in North America) represent your operating segments as defined in SFAS 131. We further note that you have aggregated them into one reportable segment based on your belief that they meet the criteria of paragraph 17 of SFAS 131. We have the following additional comments:

- We read in your response that your Chief Operating Decision Maker (CODM) regularly reviews information that is aggregated in various ways. Your response refers to store level information, bearitories, and the geographic regions that you identify as your operating segments. Please explain to us in more detail how you considered whether the individual stores or bearitories constituted your operating segments under SFAS 131, including explaining in more detail the information that is regularly reviewed by your CODM. In this regard, we note your statement that each of the four geographic regions that you identify as operating segments is supervised by a regional workshop managing director who reports directly to your CODM. However, as indicated in paragraph 14 of SFAS 131, a segment manager may be the segment manager for more than one operating segment, so the fact that you have four regional workshop managing directors who report directly to your CODM does not, in and of itself, determine that you have four operating segments.

- Given your statement that the four geographic regions are your operating segments, please explain to us in reasonable detail how you determined that these operating segments have similar economic characteristics as evidenced by similar long-term average gross margins. Refer to paragraph 17 of SFAS 131 and EITF 04-10. In this regard, given the disparity between your results in Europe and your results in North America as discussed in your response to our prior comments concerning your goodwill and as noted in your comparison of same stores sales in your September 27, 2008 Form 10-Q, it appears that at a minimum your European segment has significantly different profitability from your North American segments. To help us better understand this matter, please provide us with the gross margins for each of the four geographic regions for the five years ended 2008, estimating 2008 if necessary based on your most current information. Also provide us with your projected gross margin for each region for 2009 or a narrative explanation of your expectations based on whatever measure of profitability is quantified in your plan, such as operating income or earnings before taxes. Finally, provide a narrative analysis that reconciles the gross margin numbers and future expectations presented in your response to your conclusion that all four geographic regions have similar long-term average gross margins.

- Given your statement that the four geographic regions are your operating segments, please tell us how you considered whether any of these operating segments met the quantitative thresholds as contemplated in paragraph 18 of SFAS 131. Given that the Retail reportable segment provides the vast majority of your consolidated revenues and pre-tax income, and given that you only have four operating segments within the Retail reportable segment, it is unclear to us that none of these four operating segments would meet the 10% threshold.

* * * * *

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Branch Chief, at (202) 551-3737 if you have questions regarding the comment on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Meredith B. Cross
        WilmerHale LLP
        (202) 663-6363